Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS TO CO-HOST KOL PANEL DISCUSSION TODAY ON CHANGES IN THE CLINICAL TRIAL AND TREATMENT LANDSCAPE FOR ATOPIC DERMATITIS

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Discussion featuring KOLs Dr Jonathan Silverberg, Dr April W. Armstrong, and a leading CRO will explore “The Changing Face of Atopic Dermatitis: How the Clinical Trial and Treatment Landscape Has Changed in the Seven Years Following Dupilumab’s Introduction”
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ASLAN management will present additional analyses from the TREK-AD study and new market research from prescriber and patient surveys on the AD treatment landscape
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Register here to attend the webcast event today at 11:00am ET

San Mateo, California, and Singapore, October 24, 2023 – ASLAN Pharmaceuticals (Nasdaq: ASLN), (“ASLAN”), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, announced that it will co-host a virtual investor event today with a leading Clinical Research Organization (CRO), entitled “The Changing Face of Atopic Dermatitis: How the Clinical Trial and Treatment Landscape Has Changed in the Seven Years Following Dupilumab’s Introduction”, at 11:00am – 12:00pm ET. Registration for the webcast is accessible online here.

The webcast will include presentations by ASLAN and the CRO followed by a panel discussion with Key Opinion Leaders, Jonathan Silverberg, MD PhD MPH (The George Washington University School of Medicine and Health Sciences), and April W. Armstrong, MD MPH (UCLA), on the changes in the clinical trial and treatment landscape in atopic dermatitis (AD), the impact these changes have on clinical data and new therapies, and potential solutions for optimizing AD trials.

During the event, ASLAN will present additional analyses of the TREK-AD patient population building on data recently published at the 32nd European Academy of Dermatology and Venereology (EADV) Congress. Eblasakimab’s efficacy was shown to be comparable in all levels of disease severity studied, however, less severe disease was shown to result in a materially increased placebo response in TREK-AD and other recent studies, making placebo-adjusted efficacy critically dependent upon disease severity in the trial patient population.

ASLAN will also present new insights on the AD treatment landscape based on a recently conducted survey of physicians and AD patients in the US. Among the findings, the physicians surveyed selected eblasakimab's product profile to be their biologic of choice, if available, to prescribe for AD in the first- and second-line settings after dupilumab. In addition, seventy percent of the physicians surveyed consider monthly dosing from the start of treatment to be one of the most important attributes of a new AD therapy, consistent with eblasakimab’s potential dosing regimen. The patients surveyed reiterated the importance of new treatment options for AD, with over half of dupilumab patients expressing a willingness to switch to a biologic with eblasakimab’s target product profile.

“We are pleased to be contributing to today’s discussion that aims to spark a dialogue on the changing AD patient profile that presents in clinical studies. At a time when AD patients continue to endure an ongoing burden of disease and feel underserved by the standard of care, it’s important that leading dermatology experts and the industry come together to address the evolving challenges in drug development and explore solutions to continue bringing novel innovations to patients,” said Dr Alex Kaoukhov, Chief Medical Officer, ASLAN Pharmaceuticals. “The new findings from our physician and patient surveys reinforce the potential for eblasakimab to meet the demand from AD patients for a more convenient, safe and effective treatment option compared to existing therapies available today. We are applying our learnings from today’s discussion and the market research data to optimize our ongoing and future studies, including the planning of the phase 3 clinical development program for eblasakimab.”

Based on these learnings from TREK-AD, ASLAN plans to implement changes to the ongoing phase 2b TREK-DX study of eblasakimab in dupilumab-experienced, moderate-to-severe AD patients. In addition to recruiting patients in the US, ASLAN will open new sites in Europe, introduce independent reviewer confirmation of the severity of the disease, and tighten the inclusion criteria to enroll patients with a baseline Eczema Area and Severity Index (EASI) score of at least 18. ASLAN will provide updated guidance on the timing for the topline readout from the study after these changes have been implemented, and confirms these changes have no impact on the Company’s ongoing preparations for a phase 3 study of eblasakimab in moderate-to-severe AD.

Register here to attend the webcast or watch the replay of the event, which will be available for 180 days.

About eblasakimab

Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor subunit of the Type 2 receptor, a key pathway driving several allergic inflammatory diseases. Eblasakimab’s unique mechanism of action enables specific blockade of the Type 2 receptor and has the potential to improve upon current biologics used to treat allergic disease. By blocking the Type 2 receptor, eblasakimab prevents signaling through both interleukin 4 (IL-4) and interleukin 13 (IL-13) – the key drivers of inflammation in AD. Positive results from the Phase 2b TREK-AD study in moderate-to-severe AD support eblasakimab’s potential to deliver a monthly dosing regimen from initiation in AD without compromising on efficacy and with an encouraging safety profile demonstrated to date, with preparations for Phase 3 underway. ASLAN is also investigating eblasakimab in dupilumab experienced, moderate-to-severe AD patients in the Phase 2 trial, TREK-DX.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD patients. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a, proof-of-concept trial with an interim readout expected in 1Q 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the website or follow ASLAN on LinkedIn.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab; the safety and efficacy of eblasakimab; the Company’s plans and expected timing with respect to manufacturing activities, clinical trials, clinical trial enrolment and clinical trial results for eblasakimab; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis; the potential benefits, capabilities and results of the Company’s collaboration efforts; and the Company’s cash runway. The Company’s estimates, projections and other forward looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; the fact that results of earlier studies and trials may not be predictive of future trial results; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic, the ongoing conflict between Ukraine and Russia and bank failures on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.